SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 1022nd BOARD OF DIRECTORS' MEETING

On October 01, 2024, at 2:00 p.m., the undersigned members of the Company’s Board of Directors listed below met at the call of the Chair of the Board of Directors, Karla Bertocco Trindade, on an ordinary basis, according to the main section and paragraph 5 of Article 15 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the City and State of São Paulo, to resolve on the agenda below. The remote participation of Board member Tiago de Almeida Noel was recorded, as well as the attendance of the Sustainability and Corporate Governance Superintendent, Virgínia Tavares Ribeiro.

(...)

Then, the Chair of the Board of Directors, Karla Bertocco Trindade, analyzed item 2 on the agenda, “Election of the statutory committee members”. After being discussed, under item XIX of Article 16 of the Company’s Bylaws, the Board of Directors unanimously approved the election of the following members to the Company’s Statutory Committees for a term of office that coincides with the term of office of the Board of Directors members, as provided for in paragraph two of Article 17 of the Bylaws:

(a)	To the Statutory Audit Committee: Mr. Mateus Affonso Bandeira (Committee coordinator), Mr. Alexandre Gonçalves Silva, and Mr. Gustavo Rocha Gattass.
(b)	To the Eligibility and Compensation Committee: Mr. Alexandre Gonçalves Silva (Committee coordinator), Mr. Mateus Affonso Bandeira, Mr. Tiago de Almeida Noel, Ms. Ana Silvia Corso Matte (external member), and Mr. Luiz Fernando Giorgi (external member).
(c)	To the Sustainability and Corporate Responsibility Committee: Ms. Karla Bertocco Trindade (Committee coordinator), Ms. Claudia Polto da Cunha, Mr. Tinn Freire Amado, Mr. Frederic de Mariz (external member), and Mr. Aurélio Fiorindo Filho (ex officio member, representative of employees).
(d)	To the Related-Party Transactions Committee: Mr. Alexandre Gonçalves Silva (Committee coordinator) and other members who will be further appointed and elected by the Board of Directors.

Then, the Chair of the Board of Directors, Karla Bertocco Trindade, analyzed item 3 on the agenda, “Creation of non-statutory committees and election of the respective members”. After being discussed, under item XX of Article 16 of the Company’s Bylaws, the Board of Directors unanimously approved the creation of the following non-statutory advisory committees to the Board of Directors: Financial and Performance Committee, Regulatory Committee, and Strategy and New Businesses Committee. Such advisory committees shall be composed of at least 3 (three) and at most 5 (five) members, all of whom with a term of office that coincides with the term of office of the Board of Directors members, as provided for in paragraph two of Article 16 of the Company’s Bylaws.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

Then, the Board members unanimously elected the following members to the Company’s aforementioned non-statutory committees:

(e)	To the Financial and Performance Committee, Augusto Miranda da Paz Júnior (Committee coordinator), Tiago de Almeida Noel, and Karla Bertocco Trindade.
(f)	To the Regulatory Committee, Tinn Freire Amado (Committee coordinator), Karla Bertocco Trindade, Claudia Polto da Cunha, and Gustavo Rocha Gattass.
(g)	To the Strategy and New Businesses Committee, Karla Bertocco Trindade (Committee coordinator), Tiago de Almeida Noel, and Tinn Freire Amado.

It is stipulated that the signing of the terms of office by the Statutory Audit Committee members and the aforementioned external members of the Statutory Committees elected herein is subject to a favorable analysis by the Company's Eligibility and Compensation Committee.

The consolidated structure of the statutory and non-statutory Advisory Committees to the Company’s Board of Directors is as follows:

Advisory Committee to the Board of Directors	Characteristic	Members	Frequency
Audit	Permanent, statutory	Mateus Affonso Bandeira (Coordinator) Alexandre Gonçalves Silva Gustavo Rocha Gattass	Bimonthly
Eligibility and Compensation	Permanent, statutory	Alexandre Gonçalves Silva (Coordinator) Mateus Affonso Bandeira Tiago de Almeida Noel Ana Silvia Corso Matte (external member) Luiz Fernando Giorgi (external member).	Bimonthly
Sustainability and Corporate Responsibility	Permanent, statutory	Karla Bertocco Trindade (Coordinator) Claudia Polto da Cunha Tinn Freire Amado Frederic de Mariz (external member) Aurélio Fiorindo Filho (ex officio member, representative of employees).	Bimonthly
Related-Party Transactions	Permanent, statutory	Alexandre Gonçalves Silva (Coordinator) External member to be appointed External member to be appointed	Ad hoc.
Financial and Performance	Permanent, non-statutory	Augusto Miranda da Paz Júnior (Coordinator) Tiago de Almeida Noel Karla Bertocco Trindade	Monthly

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

Regulatory	Permanent, non-statutory	Tinn Freire Amado (Coordinator) Karla Bertocco Trindade Claudia Polto da Cunha Gustavo Rocha Gattass	Monthly
Strategy and New Businesses	Permanent, non-statutory	Karla Bertocco Trindade (Coordinator) Tiago de Almeida Noel Tinn Freire Amado	Ad hoc.

(...)

Minutes signed by the attending Board of Directors members, namely Karla Bertocco Trindade, Alexandre Gonçalves Silva, Anderson Marcio de Oliveira, Augusto Miranda da Paz Júnior, Claudia Polto da Cunha, Gustavo Rocha Gattass, Mateus Affonso Bandeira, Tiago de Almeida Noel, and Tinn Freire Amado.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, October 09, 2024.

Karla Bertocco Trindade	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 14, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.